(As filed on June 26, 2001)

                                                                File No. 70-9877


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 1
                                       ON
                                   FORM U-1/A

                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               AMEREN CORPORATION
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

              (Name of company filing this statement and address of
                          principal executive offices)

              -----------------------------------------------------

                               AMEREN CORPORATION

 (Name of top registered holding company parent of each applicant or declarant)

             -------------------------------------------------------

                       Steven R. Sullivan, Vice President,
                          General Counsel and Secretary
                             Ameren Services Company
                              1901 Chouteau Avenue
                            St. Louis, Missouri 63103

                     (Name and address of agent for service)

            --------------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:

     Ronald K. Evans, Esq.                   William T. Baker, Jr., Esq.
     Ameren Services Company                 Thelen Reid & Priest LLP
     1901 Chouteau Avenue                    40 West 57th Street
     St. Louis, Missouri  63103              New York, New York  10019

     The Application/Declaration filed in this proceeding on April 4, 2001, is hereby amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTION
          -----------------------------------

     1.1  Introduction. Ameren Corporation ("Ameren"), whose principal business
          ------------
address is at 1901 Chouteau Avenue, St. Louis, Missouri 63103, is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Ameren owns all of the issued and outstanding common stock of Union Electric Company d/b/a AmerenUE ("AmerenUE") and Central Illinois Public Service Company d/b/a AmerenCIPS ("AmerenCIPS"), each of which is an electric and gas utility company. Together, AmerenUE and AmerenCIPS provide retail and wholesale electric service to approximately 1.5 million customers and retail natural gas service to approximately 300,000 customers in a 24,500 square-mile area of Missouri and Illinois. For the year ended December 31, 2000, Ameren reported total operating revenues of $3,855,849,000, of which approximately 91.4% were derived from electric operations and 8.4% from gas operations.

     In addition to its two public-utility subsidiaries, Ameren directly owns all of the issued and outstanding common stock of five non-utility subsidiary companies, as follows:

     (1)  Ameren Services Company, a subsidiary service company.

     (2) Ameren Energy, Inc., an "energy-related company" within the meaning of Rule 58 that engages in short-term wholesale purchases and sales of electricity as agent for AmerenUE and Ameren Energy Generating Company ("Genco").

     (3) Ameren Development Company ("Ameren Development"), an intermediate non-utility holding company that was formed to acquire and hold the securities of other exempt and authorized non-utility companies. Ameren Development's direct and indirect subsidiaries include Ameren Energy Communications, Inc., an "exempt telecommunications company" ("ETC") within the meaning of Section 34 of the Act, and Ameren ERC, Inc., an "energy-related company" within the meaning of Rule 58 that engages in various activities permitted under such rule (chiefly, steam production and sales and fuel transportation).

     (4) Ameren Energy Resources Company ("Resources"), also an intermediate non-utility holding company, which holds the securities of other exempt and authorized non-utility companies. Resources owns all of the issued and outstanding common stock of Ameren Energy Development Company ("AEDC"), an "exempt wholesale generator" ("EWG") within the meaning of Section 32 of the Act 1 that engages primarily in development and construction activities relating to EWGs and holds all of the issued and outstanding common stock of Genco, which is also an EWG.2 Genco was formed to acquire all of the generating assets of AmerenCIPS (2,860 MW), which occurred in May 2000, and, in addition,


------------------------
1    See Ameren Energy Development Company, 92 FERC P. 62,238 (June 29, 2000).

2    See Ameren Energy Generating Company, 92 FERC P. 62,023 (July 14, 2000).

is the vehicle through which Ameren expects to own and operate up to an additional 2,894 MW of new gas-fired generation in the Midwest. Resources also holds all of the common stock of Ameren Energy Fuels and Services Company and Ameren Energy Marketing Company, which engage in businesses permitted by Rule 58, and Illinois Materials Supply Co., which manages materials acquisition for certain of Ameren's EWG projects in Illinois.

     (5) CIPSCO Investment Company, which manages various non-utility investments.

     The aforementioned direct and indirect non-utility subsidiaries of Ameren, and any other current or future non-exempt, non-utility subsidiaries of Ameren are hereafter referred to collectively as the "Non-utility Subsidiaries." An organizational chart of the Ameren system is filed herewith as Exhibit E.

     Under its Restated Articles of Incorporation, as amended (Exhibit A-1 hereto), Ameren is authorized to issue 500,000,000 shares of capital stock consisting of 400,000,000 shares of common stock, $.01 par value ("Common Stock"), and 100,000,000 shares of preferred stock, $.01 par value ("Preferred Stock"), which may be issued in one or more series with such designations as are approved by Ameren's board of directors. As of December 31, 2000, Ameren had issued and outstanding 137,215,462 shares of Common Stock; Ameren does not have any outstanding Preferred Stock.

     As of December 31, 2000, Ameren's capitalization on a consolidated basis was as follows: common stock equity - 49.8%; preferred stock equity - 3.6%; long-term debt (excluding current maturities) - 42.7%; and short-term debt (including current maturities of long-term debt) - 3.9%.

     1.2  Ameren's Current Financing Authorization.
          ----------------------------------------

          1.2.1  File No. 70-9133. By order dated March 13, 1998 in File No.
                 ----------------
70-9133,3 as amended by order dated April 26, 1999 4 (as so amended, the "Current Financing Order"), Ameren is authorized to issue and sell from time to time through February 27, 2003 (i) up to 25 million shares of Common Stock for general corporate purposes other than for use under Ameren's dividend reinvestment and employee benefit plans, (ii) commercial paper and/or other short-term debt ("Short-term Debt") in an aggregate principal amount at any one time outstanding not to exceed $1.5 billion, and (iii) unsecured notes having maturities of more than one year and up to 40 years ("Debentures") in an aggregate principal amount at any time outstanding not to exceed $300 million, subject to an overall limitation of $1.5 billion on the aggregate principal amount of Short-term Debt and Debentures at any one time outstanding. In addition, Ameren is authorized to provide guarantees and other forms of credit support ("Guarantees") on behalf of its Non-utility Subsidiaries in an aggregate amount at any one time outstanding not to exceed $1 billion. Ameren has not issued and sold any shares of Common Stock or Debentures pursuant to the authority granted under the Current Financing Order. At December 31, 2000,


------------------------
3    See Ameren Corporation, et al., Holding Co. Act Release No. 26841 (Mar.
13, 1998).

4    See Ameren Corporation, et al., Holding Co. Act Release No. 27011 (Apr.
26, 1999).

Ameren had $167 million aggregate principal amount of Short-term Debt outstanding, and had outstanding Guarantees aggregating approximately $77 million.

          1.2.2  File No. 70-8945. In addition, under the terms of the
                 ----------------
Commission's order approving Ameren's acquisition of AmerenUE and AmerenCIPS (the "Merger Order"),5 Ameren is authorized to issue and/or acquire in open market transactions for the purpose of issuance, from time to time through December 30, 2002, an additional 15 million shares of its Common Stock under its dividend reinvestment plan and certain employee benefit plans, as described in
Item 1.5.1 below. Any shares of Common Stock used to fund these plans may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased by Ameren on the open market by an independent plan administrator or agent. Through December 31, 2000, Ameren had purchased a total of 6,426,091 shares of Common Stock for delivery under these plans.

          1.2.3  File No. 70-9177. By order dated April 24, 1998 in File No.
                 ----------------
70-9177 ("Incentive Plan Order"),6 Ameren is authorized , through March 31, 2003, to issue and/or acquire in the open market up to 4 million shares of its Common Stock for purposes of making awards under its long-term incentive plan, as described in Item 1.5.1 below. This is in addition to shares of Common Stock that may be issued or purchased under the Current Financing Order and Merger Order. Any shares of Common Stock used to fund this plan may be, at the discretion of Ameren, authorized but unissued shares, treasury shares or shares purchased by Ameren on the open market by an independent plan administrator or agent. Through March 31, 2001, Ameren had issued a total of 2,425,800 Common Stock units represented by options and 141,788 restricted shares of Common Stock under the long-term incentive plan.

          1.2.4  File No. 70-9427. By order dated July 23, 1999 in File No.
                 ----------------
70-9427 ("Restructuring Order"),7 Ameren is authorized, through December 31, 2003, to, among other things, organize and acquire the equity securities of one or more new subsidiaries ("Financing Subsidiaries") to facilitate the issuance and sale of long-term debt or equity securities to investors other than Ameren in order to finance Ameren's direct or indirect investments in Non-utility Subsidiaries. Under the Restructuring Order, the Commission reserved jurisdiction over the transfer of any financing proceeds of a Financing Subsidiary to Ameren pending completion of the record.

     1.3  Summary of Requested Approvals. Ameren proposes herein to amend and
          ------------------------------
restate its current financing authorization, as contained in the Current Financing Order, Merger Order, and Incentive Plan Order in order to, among other things, extend the authorization period for such financings, increase the authorized limits, and expand the types of securities that Ameren may issue directly or indirectly through a Financing Subsidiary. Upon the effective date of the Commission's order in this proceeding, Ameren will relinquish its authority to issue securities (including Guarantees) under the Current Financing


------------------------
5    See Ameren Corporation, Holding Co. Act Release No. 26809 (Dec. 30,
1997).

6    See Ameren Corporation, et al., Holding Co. Act Release No. 26862 (Apr.
24, 1998).

7    See Ameren Corporation, et al., Holding Co. Act Release No. 27053 (July
23, 1999).

Order, the Merger Order, and the Incentive Plan Order.8 In addition, Ameren is requesting that the Commission release jurisdiction reserved under the Restructuring Order over the transfer of proceeds of a Financing Subsidiary to Ameren.

     Specifically, Ameren requests approval for a program of external financing and credit support arrangements for the period through September 30, 2004 ("Authorization Period"), as follows:

     (i) Ameren requests authority to issue and sell from time to time, directly or indirectly through one or more direct Financing Subsidiaries, equity securities and long-term debt securities in an aggregate amount at any time outstanding not to exceed $2.5 billion. Within such overall financing limitation, Ameren proposes to issue and sell Common Stock and Preferred Stock 9 and, directly or through one or more direct Financing Subsidiaries, unsecured long-term indebtedness ("Long-term Debt") and other forms of preferred or equity-linked securities having maturities of up to 50 years.

     (ii) Ameren requests authority to issue up to 25 million shares of Common Stock pursuant to its dividend reinvestment plan and employee savings and incentive compensation plans maintained for its officers and employees, or other similar stock-based plans adopted in the future, such shares to be in addition to any shares of Common Stock issued under the authority requested in (i), above.

    (iii) Ameren requests authority to issue and sell from time to time, directly or indirectly through one or more Financing Subsidiaries, Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion.

     (iv) Ameren requests authority to provide Guarantees on behalf or for the benefit of its Non-utility Subsidiaries in an aggregate principal or nominal amount not to exceed $1.5 billion at any one time outstanding, provided that any securities issued by Financing Subsidiaries of Ameren that are guaranteed or supported by other forms of credit enhancement provided by Ameren will not count against this limitation.

     (v) Ameren, directly or indirectly through any Financing Subsidiary, requests authority to enter into hedging transactions ("Interest Rate Hedges") with respect to existing indebtedness in order to manage and minimize interest rate costs, and to enter into hedging transactions


------------------------
8    The authority of AmerenUE and AmerenCIPS under the Current Financing
Order to issue securities and enter into interest rate hedges will continue unaffected by the order in this proceeding.

9    Any shares of Preferred Stock issued under the authorization in this proceeding would be in addition to any Preferred Stock that may be issued under Ameren's stock purchase rights plan, as authorized by the Commission. See Ameren Corporation, Holding Co. Act Release No. 26961 (Dec. 29, 1998).

          ("Anticipatory Hedges") with respect to anticipatory debt issuances in order to lock-in current interest rates and/or manage interest rate risk exposure.

     Ameren represents that at no time during the Authorization Period will any securities be issued hereunder if after the issuance thereof common equity as a percentage of Ameren's consolidated capitalization (including Short-term Debt) would be below 30%. Further, Ameren represents that it will maintain common equity as a percentage of capitalization of AmerenUE and AmerenCIPS at 30% or above during the Authorization Period.

     In addition to the foregoing financing proposals, Ameren is requesting that the Commission release jurisdiction heretofore reserved under the Restructuring Order over the transfer of any financing proceeds of a Financing Subsidiary to Ameren.

     1.4  Use of Proceeds. Ameren will utilize the proceeds of financing
          ---------------
authorized hereunder for general and corporate purposes including: (a) financing, in part, of the capital expenditures of Ameren and its subsidiaries;
(b) financing working capital requirements and capital spending of the Ameren system; (c) financing exempt acquisitions of interests in EWGs and "foreign utility companies" ("FUCOs"), subject to the limitations of Rule 53; (d) financing exempt acquisitions of interests in "energy-related companies," as defined in Rule 58, subject to the limitations of that rule; (e) the acquisition, retirement, refinancing or redemption of securities of which Ameren is the issuer pursuant to Rule 42; and/or (f) the acquisition of the securities of other types of non-utility companies as authorized by the Commission in a separate proceeding.

     Among other uses of financing proceeds, Ameren contemplates making further investments in AEDC to fund the development and construction of additional unregulated generating capacity and investments in Genco to fund the acquisition of completed and operating units from its affiliates and from third parties. In this connection, Ameren has committed to purchase for its unregulated business combustion turbine generator units, which will add approximately 2000 MW to its net peaking capacity through 2005, for a total cost of approximately $1 billion. In addition, Ameren seeks to have the flexibility to finance investments in other unregulated generation assets and in other energy-related businesses as and when opportunities arise without the need to seek further financing approvals.

     1.5  Description of Specific Financing Proposals. Ameren contemplates that
          -------------------------------------------
Common Stock, Preferred Stock, Long-term Debt and other preferred or equity-linked securities (including units with incorporated options, warrants and/or forward equity purchase contracts or provisions) that are exercisable or exchangeable for or convertible into Common Stock would be issued directly to one or more purchasers in privately-negotiated transactions or to one or more investment banking or underwriting firms or other entities who would resell such securities without registration under the Securities Act of 1933 in reliance upon one or more applicable exemptions from registration thereunder, or to the public either (i) through underwriters selected by negotiation or competitive bidding or (ii) through selling agents acting either as agent or as principal for resale to the public either directly or through dealers. All such securities sales will be at rates or prices and under conditions negotiated or based upon, or otherwise determined by, competitive capital markets.

          1.5.1  Common Stock. Ameren may issue and sell Common Stock through
                 ------------
underwriters or dealers, through agents, or directly to a limited number of purchasers or a single purchaser. If underwriters are used in the sale of Common Stock, such securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Common Stock may be offered to the public either through underwriting syndicates (which may be represented by a managing underwriter or underwriters designated by Ameren) or directly by one or more underwriters acting alone. Common Stock may be sold directly by Ameren or through agents designated by Ameren from time to time. If dealers are utilized in the sale of Common Stock, Ameren will sell such securities to the dealers, as principals. Any dealer may then resell such Common Stock to the public at varying prices to be determined by such dealer at the time of resale. If Common Stock is being sold in an underwritten offering, Ameren may grant the underwriters thereof a "green shoe" option permitting the purchase from Ameren at the same price of additional shares solely for the purpose of covering over-allotments.

     Ameren may also issue Common Stock or options, warrants or other stock purchase rights exercisable for Common Stock in public or privately-negotiated transactions as consideration for the equity securities or assets of other companies, provided that the acquisition of any such equity securities or assets has been authorized in a separate proceeding or is exempt under the Act or the rules thereunder (specifically Rule 58).10

     Ameren also proposes to issue Common Stock and/or purchase shares of its Common Stock (either currently or under forward contracts) in the open market for purposes of reissuing such shares at a later date under stock-based plans that it or any of its subsidiaries maintain for shareholders, investors, employees and nonemployee directors (collectively, "Plans"). Currently, Ameren maintains the following stock-based Plans for its shareholders and employees:

     o    Dividend Reinvestment Plan. Ameren's dividend reinvestment and stock
          --------------------------
          purchase plan ("DRPlus") is intended to provide participants with a convenient way to purchase Common Stock and to reinvest all or a portion of the dividends received on Common Stock or on preferred stock of AmerenUE or AmerenCIPS in additional shares of Common Stock. In addition, participants in the DRPlus may make optional cash purchases of Common Stock in a minimum amount of $25 per transaction after the initial investment and up to a maximum of $120,000 per year. Eligible non-shareholders may enroll in the DRPlus by making an initial minimum cash investment of $250. Eligible non-shareholders who are employees of Ameren or its subsidiaries may authorize a minimum payroll deduction investment of $25 per pay period to purchase Common Stock. If shares of Common Stock for issuance under the DRPlus are purchased on the open market or in privately negotiated transactions,


------------------------
10   The Commission has previously approved the issuance of common stock as consideration for the acquisition of a new business in an exempt transaction or transaction that has been approved in a separate proceeding. See e.g., SCANA Corp., Holding Co. Act Release No. 27137 (Feb. 14, 2000).

          the price of such shares shall be the weighted average price at which an independent agent acquired such shares on the applicable investment date plus applicable brokerage commissions and other fees. If Ameren chooses to issue new shares of Common Stock, the price on the applicable investment date will be the average of the high and low sales prices for Ameren's Common Stock reported as New York Stock Exchange Composite Transactions. Ameren has registered 6,500,000 shares of Common Stock for issuance under the DRPlus. A full description of the DRPlus is included in Post-Effective Amendment No. 1 to Ameren's Registration Statement on Form S-3, which is incorporated by reference as Exhibit C-1 hereto.

     o    Ameren Long-term Incentive Plan. In 1998, Ameren adopted a long-term
          -------------------------------
          incentive plan ("1998 Incentive Plan") for eligible employees, replacing the plan previously in place at AmerenUE. The 1998 Incentive Plan provides for the grant of options, performance awards, restricted stock, dividend equivalents and stock appreciation rights. Under the terms of the plan, options may be granted at a price not less than the fair market value of Ameren's Common Stock at the date of the grant. Granted options vest over a period of five years, beginning at the date of the grant, and provide for acceleration of exercisability of the options upon the occurrence of certain events, including retirement. Outstanding options expire on various dates through 2010. Ameren has registered 4,000,000 shares of Common Stock for issuance or delivery under the 1998 Incentive Plan. See Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-2 hereto. The 1998 Incentive Plan is incorporated by reference as Exhibit H hereto.

     o    Ameren Corporation Savings Investment Plan (formerly the Union
          ------------------------------------------
          Electric Savings Investment Plan). Ameren maintains an employee savings investment plan ("SIP") which permits eligible participants under Section 401(k) of the Internal Revenue Code to defer current federal income taxes on contributions to the SIP and earnings thereon. The plan is open to both management and union (contract) employees. All eligible employees who are at least 21 years old and have completed 1 year of service can participate. Participants may contribute via payroll deductions up to 15% of their base pay and can invest in one or more investment funds, including the Ameren Common Stock Fund. Ameren, to the extent sufficient earnings are available, may partially match contributions made to the SIP by participants. The match, if any, and the allocation of matching contributions for contract employees are established by the collective bargaining agreement of the participant's bargaining unit. Ameren has registered 2,600,000 shares of Common Stock for issuance or delivery under the SIP. See Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-3 hereto.

     o    Ameren Corporation Employee Long-term Savings Plan. Ameren sponsors
          --------------------------------------------------
          two investment savings plans that permit employees of AmerenCIPS and Genco who are members of certain collective bargaining units to defer federal income taxes on contributions to the plans and earnings thereon. The plans are qualified plans under Section 401(k) of the Internal Revenue Code. Participants can participate in only one plan. Employees who have one year of service and have attained the age of 21 can participate in one of the available plans. A participant can contribute up to 15% of his or her compensation into a plan and invest in one or more investment funds, including the Ameren Common Stock Fund. Ameren, to the extent sufficient earnings are available, may partially match contributions made to these plans by participants. The match, if any, and the allocation of matching contributions are established by the collective bargaining agreement of the participant's bargaining unit. Ameren has registered 400,000 shares of Common Stock for issuance or delivery under each of these plans. See Post-Effective Amendment No. 2 to Ameren's Registration Statement on Form S-8, which is incorporated by reference as Exhibit C-4 hereto.

     Ameren proposes to issue shares of its Common Stock under the authorization and within the limitations set forth herein in order to satisfy its obligations under each of these existing Plans. Shares of Common Stock issued under these Plans may either be newly issued shares, treasury shares or shares purchased in the open market. Ameren will make open-market purchases of Common Stock in accordance with the terms of or in connection with the operation of the Plans pursuant to Rule 42. Ameren also proposes, within the limitations set forth herein, to issue and/or purchase shares of Common Stock pursuant to these existing Plans, as they may be amended or extended, and pursuant to any similar plans or plan funding arrangements hereafter adopted without any additional Commission order.

          1.5.2  Preferred Stock, Long-term Debt and other Preferred or
                 ------------------------------------------------------
Equity-Linked Securities. Ameren proposes to issue Preferred Stock or, directly
------------------------
or indirectly through one or more Financing Subsidiaries, to issue Long-term Debt and other types of preferred securities (including, specifically, trust preferred securities) or equity-linked securities (including, specifically, debt or preferred securities that are convertible, either mandatorily or at the option of the holder, into Common Stock and forward purchase contracts for Common Stock).11 The proceeds of Preferred Stock, Long-term Debt or other preferred or equity-linked securities would provide an important source of future financing primarily for use in the operations of and to fund investments in Ameren's authorized and exempt Non-utility Subsidiaries under the Act.12


------------------------
11   There are many different variations of equity-linked products offered in the marketplace. Typically, these products combine a security with a fixed obligation (e.g., preferred stock or debt) with a conversion feature that is
            ----
exercisable (often mandatorily) within a relatively short period (e.g., three to
                                                                  ----
six years after issuance). These instruments may also be tax advantaged. From the issuer's standpoint, an equity-linked security may offer a means to raise capital at a lower overall economic or after-tax cost than other types of long-term securities, in that the fixed obligation component may have a lower after-tax cost than straight preferred stock and all or a portion of the interest or dividends paid may be tax deductible. From an economic standpoint, these types of securities also generally carry a lower cost than common equity.

12   The Commission has approved a similar financing application filed by The
Southern Company ("Southern") in which Southern requested approval to issue preferred securities and long-term debt, directly or indirectly through special-purpose financing entities. See The Southern Company, Holding Co. Act Release No. 27134 (Feb. 9, 2000). In that case, the Commission took account of the changing needs of registered holding companies for sources of capital other than common equity and short-term debt brought about primarily by the elimination of restrictions under the Act on investments in various types of non-core businesses (e.g., EWGs, FUCOs, ETCs and businesses allowed by Rule 58).
                     ----
The Commission noted that, without the ability to raise capital in external markets that is appropriate for such investments, registered holding companies would be at a competitive disadvantage to other energy companies that are not subject to regulation under the Act.

     Preferred Stock or other types of preferred or equity-linked securities may be issued in one or more series with such rights, preferences, and priorities as may be designated in the instrument creating each such series. All such securities will be redeemed no later than 50 years after the issuance thereof, unless converted into Common Stock. The dividend rate on any series of Preferred Stock or other preferred or equity-linked securities will not exceed at the time of issuance 700 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the term of such securities, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond. Dividends or distributions on Preferred Stock or other preferred or equity-linked securities will be made periodically and to the extent funds are legally available for such purpose, but may be made subject to terms that allow the issuer to defer dividend payments or distributions for specified periods. Preferred or equity-linked securities may be convertible or exchangeable into shares of Common Stock and may be issued in the form of shares or units.

     Long-term Debt of a particular series (a) will have a maturity ranging from one to 50 years, (b) will bear interest at a rate not to exceed at the time of issuance 500 basis points over the yield to maturity of a U.S. Treasury security having a remaining term equal to the average life of such Long-term Debt, or, if no such Treasury security is outstanding, then the yield to maturity of a 30-year U.S. Treasury Bond, (c) may be subject to optional and/or mandatory redemption, in whole or in part, at par or at various premiums above the principal amount thereof, (d) may be entitled to mandatory or optional sinking fund provisions, (e) may provide for reset of the coupon pursuant to a remarketing or auction arrangement, and (f) may be called from existing investors by a third party. The maturity dates, interest rates, and redemption and sinking fund provisions, if any, with respect to the Long-term Debt of a particular series, as well as any associated placement, underwriting or selling agent fees, commissions and discounts, if any, will be established by negotiation or competitive bidding.

     Except in accordance with a further order of the Commission in this proceeding, Ameren will not issue any Long-term Debt or Preferred Stock or other type of preferred or equity-linked securities unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs
(c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the issuance by Ameren of any such securities that are rated below investment grade.

          1.5.3  Short-term Debt. Ameren proposes to issue and sell from time to
                 ---------------
time Short-term Debt in an aggregate principal amount at any time outstanding not to exceed $1.5 billion. Short-term Debt may include commercial paper notes, bank notes, and other forms of short-term indebtedness. All Short-term Debt will have maturities of less than one year from the date of issuance.

     Commercial paper will be sold in established domestic or European commercial paper markets. Such commercial paper would typically be sold to dealers at the discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and maturities sold to commercial paper dealers generally. It is expected that the dealers acquiring such commercial paper will reoffer it at a discount to corporate, institutional and, with respect to European commercial paper, individual investors. It is anticipated that such commercial paper will be reoffered to investors such as commercial banks, insurance companies, pension funds, investment trusts, foundations, colleges and universities, finance companies and nonfinancial corporations.

     Ameren also proposes to establish and maintain back-up credit lines with banks or other institutional lenders to support its commercial paper program(s) and other credit arrangements and/or borrowing facilities generally available to borrowers with comparable credit ratings as it may deem appropriate in light of its needs and existing market conditions providing for revolving credit or other loans and having commitment periods not longer than the Authorization Period. Only the amounts drawn and outstanding under these agreements and facilities will be counted against the proposed limit on Short-term Debt.

     The effective cost of money on all Short-term Debt will not exceed at the time of issuance 300 basis points over the London Interbank Offered Rate ("LIBOR").

     1.6  Guarantees. Ameren requests authorization to provide Guarantees with
          ----------
respect to the debt or contractual obligations of any Non-utility Subsidiary as may be appropriate in the ordinary course of such subsidiary's business, in an aggregate principal amount not to exceed $1.5 billion outstanding at any one time, provided however, that the amount of any Guarantees in respect of obligations of any Non-utility Subsidiaries shall also be subject to the limitations of Rule 53(a)(1) or Rule 58(a)(1), as applicable. In addition to parent guarantees, Guarantees may also be provided in the form of formal credit enhancement agreements, including but not limited to "keep well" agreements and reimbursement undertakings under letters of credit. The proposed limitation on Guarantees shall not include the amount of any guarantees or other forms of credit support provided with respect to securities issued by any Financing Subsidiary (the amounts of which would count only against the proposed limitations on the amounts of debt and equity securities that Ameren may issue). Ameren may charge any Non-utility Subsidiary a fee for each Guarantee provided on its behalf that is not greater than the cost, if any, of obtaining the liquidity necessary to perform the guarantee (for example, bank line commitment fees or letter of credit fees, plus other transactional expenses) for the period of time the Guarantee remains outstanding.

     1.7  Financing Subsidiaries. Subsequent to the date of the Restructuring
          ----------------------
Order, which, as indicated, authorizes Ameren to organize and acquire the equity securities of one or more Financing Subsidiaries, the Commission issued an order in an unrelated proceeding approving the transfer of proceeds of financing by a financing entity to a registered holding company by dividend, loan or other distribution. See The Southern Company, supra n.11. In that case, the Commission held that the upstream transfer of funds to Southern by an entity formed exclusively for the purpose of serving as the vehicle by which Southern may seek to raise capital would not violate the prohibition in Section 12(a) of the Act on loans or extensions of credit to a registered holding company, even if the transfer is booked as a loan. For the reasons articulated by the Commission in The Southern Company, it is appropriate that the Commission release jurisdiction heretofore reserved under the Restructuring Order over the transfer of financing proceeds by a Financing Subsidiary to Ameren.

     1.8  Hedging Transactions.
          --------------------

          1.8.1  Interest Rate Hedges. Ameren, directly or indirectly through
                 --------------------
any Financing Subsidiary, requests authorization to enter into interest rate hedging transactions with respect to outstanding indebtedness ("Interest Rate Hedges"), subject to certain limitations and restrictions, in order to reduce or manage the effective interest rate cost. Interest Rate Hedges would only be entered into with counterparties ("Approved Counterparties") whose senior debt ratings, or the senior debt ratings of the parent companies of the counterparties, as published by Standard and Poor's Ratings Group, are equal to or greater than BBB, or an equivalent rating from Moody's Investors Service or Fitch, Inc.

     Interest Rate Hedges will involve the use of financial instruments commonly used in today's capital markets, such as interest rate swaps, caps, collars, floors, and structured notes (i.e., a debt instrument in which the principal and/or interest payments are indirectly linked to the value of an underlying asset or index), or transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities. The transactions would be for fixed periods and stated notional amounts. Fees, commissions and other amounts payable to the counterparty or exchange (excluding, however, the swap or option payments) in connection with an Interest Rate Hedge will not exceed those generally obtainable in competitive markets for parties of comparable credit quality.

          1.8.2  Anticipatory Hedges. In addition, Ameren, directly or
                 -------------------
indirectly through any Financing Subsidiary, requests authorization to enter into interest rate hedging transactions with respect to anticipated debt offerings (the "Anticipatory Hedges"), subject to certain limitations and restrictions. Such Anticipatory Hedges would only be entered into with Approved Counterparties, and would be utilized to fix the interest rate and/or limit the interest rate risk associated with any new issuance through (i) a forward sale of exchange-traded U.S. Treasury futures contracts, U.S. Treasury Securities and/or a forward swap (each a "Forward Sale"), (ii) the purchase of put options on U.S. Treasury Securities (a "Put Options Purchase"), (iii) a Put Options Purchase in combination with the sale of call options on U.S. Treasury Securities (a "Zero Cost Collar"), (iv) transactions involving the purchase or sale, including short sales, of U.S. Treasury Securities, or (v) some combination of a Forward Sale, Put Options Purchase, Zero Cost Collar and/or other derivative or cash transactions, including, but not limited to structured notes, caps and collars, appropriate for the Anticipatory Hedges.

     Anticipatory Hedges may be executed on-exchange ("On-Exchange Trades") with brokers through the opening of futures and/or options positions traded on the Chicago Board of Trade, Chicago Mercantile Exchange or other financial exchange, the opening of over-the-counter positions with one or more counterparties

("Off-Exchange Trades"), or a combination of On-Exchange Trades and Off-Exchange Trades. Ameren will determine the optimal structure of each Anticipatory Hedge transaction at the time of execution.

     Each Interest Rate Hedge and Anticipatory Hedge will qualify for hedge accounting treatment at the time it is entered into under Generally Accepted Accounting Principles. Ameren will also comply with the then existing financial disclosure requirements of the Financial Accounting Standards Board associated with hedging transactions.13 Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," which became effective on January 1, 2001, establishes accounting and reporting standards for derivative financial instruments and hedging activities. If, subsequent to its inception, a hedge transaction ceases to qualify for hedge accounting treatment under SFAS No. 133, the effect of such change primarily relates to the accounting treatment and financial statement presentation of such instrument rather than to any an increase in out-of-pocket expense to the company.

     1.9  Certificates of Notification. Ameren proposes to file certificates of
          ----------------------------
notification pursuant to Rule 24 that report each of the transactions carried out in accordance with the terms and conditions of and for the purposes represented in this Application/Declaration. Such certificates of notification would be filed within 60 days after the end of each of the first three calendar quarters, and 90 days after the end of the last calendar quarter, in which transactions occur. The Rule 24 certificates will contain the following information for the reporting period:

          (a) The sales of any Common Stock and the purchase price per share and the market price per share at the date of the agreement of sale;

          (b) The total number of shares of Common Stock issued or issuable under options, warrants or other stock-purchase rights granted during the quarter under the Plans;

          (c) If Common Stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted to the acquiror;

          (d) The amount and terms of any Long-term Debt, Preferred Stock or other preferred or equity-linked securities issued directly or indirectly by Ameren during the calendar quarter;

          (e) The amount and terms of any Short-term Debt issued directly or indirectly by Ameren during the calendar quarter;


------------------------
13   The Commission has previously authorized substantially similar proposals. See New Century Energies, Inc., et al., Holding Co. Act Release No.
           --- ----------------------------------
27000 (Apr. 7, 1999); and NiSource Inc., Holding Co. Act Release No. 27265 (Nov.
                          -------------
1, 2000).

          (f) A description of the amount, terms and purpose of any Guarantee issued during the calendar quarter by Ameren and the name of the beneficiary of such Guarantee;

          (g) The name and amount invested by Ameren in any Financing Subsidiary during the calendar quarter;

          (h) The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to such instruments; and

          (i) Consolidated balance sheet of Ameren as of the end of the calendar quarter.14

ITEM 2.   FEES, COMMISSIONS AND EXPENSES.
          ------------------------------

     The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $15,000. The above fees do not include underwriting fees, registration fees under the Securities Act of 1933, dealer discounts, commitment fees, compensating balances, fees for obtaining letters of credit, rating agency fees, and other similar fees and expenses customarily incurred in connection with the issuance of securities or obtaining third-party credit support. Such fees, commissions and expenses will not exceed 6% of the amount of any specific financing transaction covered by this Application/Declaration.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS.
          -------------------------------

     3.1  General. Sections 6(a) and 7 of the Act are applicable to the issuance
          -------
and sale of Common Stock, Preferred Stock, other preferred or equity-linked securities, Long-term Debt and Short-term Debt by Ameren. In addition, Sections 6(a), 7 and 12(b) of the Act and Rule 45(a) are applicable to the issuance of Guarantees by Ameren.

     3.2  Compliance with Rules 53 and 54. The transactions proposed herein are
          -------------------------------
also subject to Rules 53 and 54. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through
(b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs in determining whether to


------------------------
14   Any of the information described in items (a) through (i) that is provided in filings under the Securities Act of 1933 or Securities Exchange Act of 1934 may be incorporated into the Rule 24 certificate by reference.

approve other transactions if Rule 53(a), (b) and (c) are satisfied. These standards are met.

     Rule 53(a)(1): Ameren's "aggregate investment" in EWGs and FUCOs is approximately $262,500,000, or approximately 16.5% of Ameren's average "consolidated retained earnings" for the four quarters ended March 31, 2001.15

     Rule 53(a)(2): Ameren will maintain books and records enabling it to identify investments in and earnings from each EWG and FUCO in which it directly or indirectly acquires and holds an interest. Ameren will cause each domestic EWG in which it acquires and holds an interest, and each foreign EWG and FUCO that is a majority-owned subsidiary, to maintain its books and records and prepare its financial statements in conformity with U.S. generally accepted accounting principles ("GAAP"). All of such books and records and financial statements will be made available to the Commission, in English, upon request.

     Rule 53(a)(3): No more than 2% of the employees of Ameren's domestic utility subsidiaries will, at any one time, directly or indirectly, render services to EWGs and FUCOs.

     Rule 53(a)(4): Ameren will submit a copy of the Application/Declaration in this proceeding and each amendment thereto, and will submit copies of any Rule 24 certificates required hereunder, as well as a copy of Ameren's Form U5S, to each of the public service commissions having jurisdiction over the retail rates of Ameren's domestic utility subsidiaries.

     In addition, Ameren states that the provisions of Rule 53(a) are not made inapplicable to the authorization herein requested by reason of the occurrence or continuance of any of the circumstances specified in Rule 53(b). Rule 53(c) is inapplicable by its terms.

ITEM 4.   REGULATORY APPROVAL.
          -------------------

     No state commission, and no federal commission, other than the Commission, has jurisdiction over any of the transactions proposed in this Application/Declaration.

ITEM 5.   PROCEDURE.
          ---------

     The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. Ameren requests that the Commission's order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. Ameren hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless such Division opposes the matters proposed herein.


------------------------
15   Ameren does not currently hold an interest in any FUCO.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS.
          ---------------------------------

     A.   EXHIBITS.
          --------

          A-1 Restated Articles of Incorporation of Ameren (incorporated by reference to Annex F to the Registration Statement on Form S-4 of Ameren in File No. 33-64165).

          A-2 Certificate of Amendment to the Restated Articles of Incorporation of Ameren as filed with the Secretary of State of the State of Missouri on December 14, 1998 (incorporated by reference to Exhibit 3(i) to Ameren's Annual Report on Form 10-K for the year ended December 31, 1998 in File No. 1-14756).

          A-3 By-Laws of Ameren, as amended to December 31, 1997 (incorporated by reference to Exhibit 3(ii) to Ameren's Annual Report on Form 10-K for the year ended December 31, 1997 in File No. 1-14756).

          B         None.

          C-1 Post-Effective Amendment No. 1 to Registration Statement of Ameren on Form S-3, including Prospectus for Dividend Reinvestment and Stock Purchase Plan, as filed June 15, 2000, in File No. 33-43721. (Incorporated herein by reference).

          C-2 Registration Statement of Ameren on Form S-8, as filed April 23, 1998, in File No. 333-50793. (Incorporated herein by reference).

          C-3 Registration Statement of Ameren on Form S-8, as filed January 5, 1998, in File No. 333-43737. (Incorporated herein by reference).

          C-4 Post-Effective Amendment No. 2 to Registration Statement of Ameren on Form S-8, as filed December 16, 1999, in File No. 333-43743. (Incorporated herein by reference).

          D         Not applicable.

          E         Organizational chart. (Form SE). (Previously filed).

          F         Opinion of Counsel. (To be filed by amendment).

          G Proposed Form of Federal Register Notice. (Previously filed).

          H         Ameren Corporation Long-term Incentive Plan of 1998.
                    (Incorporated by reference to Exhibit 10.1 to Ameren's Annual Report on Form 10-K for the year ended December 31, 1998, in File No. 001-14756).

     B.   FINANCIAL STATEMENTS.
          --------------------

     FS-1      Ameren Consolidated Statements     See Annual Report of Ameren on
               of Income for the year ended       Form 10-K for the year ended
               December 31, 2000                  December 31, 2000 in File No.
                                                  1-14756

     FS-2      Ameren Consolidated Balance        See Annual Report of Ameren on
               Sheets as of December 31, 2000     Form 10-K for the year ended
                                                  December 31, 2000 in File No.
                                                  1-14756

     FS-3      Ameren Consolidated Statements     See Quarterly Report of Ameren
               of Income for the three months     on Form 10-Q for the quarter
               ended March 31, 2001               ended March 31, 2001 in File
                                                  No. 1-14756

     FS-4      Ameren Consolidated Balance        See Quarterly Report of Ameren
               Sheets as of March 31, 2001        on Form 10-Q for the quarter
                                                  ended March 31,2001 in File
                                                  No. 1-14756

     FS-5      Forecast of consolidated           To be filed by amendment (To
               capitalization ratios as of        be filed confidentially
               December 31, 2001 through          pursuant to Rule 104)
               December 31, 2004

     FS-6      Sources and uses of funds          To be filed by amendment (To
               analysis for each year             be filed confidentially
               2001 - 2004                        pursuant to Rule 104)


ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS.
          ---------------------------------------

     None of the matters that are the subject of this Application/Declaration involves a "major federal action" nor do such matters "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transactions that are the subject of this Application/Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application/Declaration.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amended
Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.

                                        AMEREN CORPORATION

                                        By: /s/ Steven R. Sullivan
                                                ------------------
                                        Name:   Steven R. Sullivan
                                        Title:  Vice President, General Counsel
                                                and Secretary

Date:  June 26, 2001